EXHIBIT 1
YEAR 2006 / 4th QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
          The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
          We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 35 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.
          We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.
          We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
          In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
          We derive revenue from three principal sources.
          Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.
          Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.

          We recognize revenue from our Online and Other Media Services ratably over the period in which the marketing website is hosted and/or the advertisement is displayed. Our advertising contracts do not exceed one year.
          Exhibitions — trade shows and seminars - Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. We held two series of three China Sourcing Fairs each in the second quarter and fourth quarter of 2004 and two series of two China Sourcing Fairs each in the second quarter and fourth quarter of 2005. We held two series of three China Sourcing Fairs each in the second quarter and fourth quarter of 2006. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year, including a new China Sourcing Fair in Dubai which is scheduled to be launched in June 2007. International IC China Conferences and Exhibitions were held in March 2006 in the current year and these same exhibitions were held in April 2005 last year. We derive revenue primarily from exhibit space rental, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue is expected to be higher than the first and third quarter revenue. Revenue from exhibitions are likely to grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended		Year ended
	December 31		December 31
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)

Revenue:

Online and other media services (Note 1)	$30,335	$25,558	$113,097	$97,062
Exhibitions	21,608	6,339	42,122	14,300
Miscellaneous	361	434	1,262	832

	52,304	32,331	156,481	112,194

Operating Expenses:
Sales	15,451	9,173	50,380	34,415
Event production	9,169	1,987	18,414	3,920
Community	8,231	6,756	24,885	20,726
General and administrative	10,605	9,262	38,945	34,666
Online services development	1,145	960	4,499	4,235
Amortization of software cost	328	329	1,250	1,335

Total Operating Expenses	44,929	28,467	138,373	99,297

Income from Operations	$7,375	$3,864	$18,108	$12,897

Net Income	$15,310	$4,534	$27,880	$13,378

Income from Operations:
Online and other media services	$8,006	$4,112	$21,936	$13,460
Exhibitions	(542)	(550)	(3,752)	(1,258)
Miscellaneous	(89)	302	(76)	695

Consolidated	$7,375	$3,864	$18,108	$12,897

Note: 1. Online and other media services consists of:

	Three months ended		Year ended
	December 31		December 31
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)

Online services	$16,927	$13,446	$64,396	$53,829
Print services	13,408	12,112	48,701	43,233

	$30,335	$25,558	$113,097	$97,062

The following table represents our revenue by geographical areas:

	Three months ended		Year ended
	December 31		December 31
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)

Asia	$49,334	$30,377	$146,315	$104,746
United States	2,091	1,666	7,610	6,175
Europe	462	163	1,571	679
Others	417	125	985	594

Total revenue	$52,304	$32,331	$156,481	$112,194

Consolidated Results
Revenue
          Our Online and Other Media Services revenue grew by 19% from $25.6 million during the three months ended December 31, 2005 to $30.3 million during the three months ended December 31, 2006 resulting from a 30% growth in our Online and Other Media Services revenue in our China market and the growth in our Hong Kong and United States markets off-set by decline in some of our other markets during the quarter. China represented 55% of Online and Other Media Services revenue during the fourth quarter of 2006 compared to 50% during the fourth quarter of 2005. Our Exhibitions revenue grew from $6.3 million during the three months ended December 31, 2005 to $21.6 million during the three months ended December 31, 2006. Our total revenue grew by 62% to $52.3 million during the three months ended December 31, 2006 from $32.3 million during the three months ended December 31, 2005. China accounted for 58% of total revenue during the three months ended December 31, 2006 compared to 55% of total revenue during the three months ended December 31, 2005.
          Total revenue grew to $156.5 million during the year ended December 31, 2006 from $112.2 million during year ended December 31, 2005, a growth of 39% driven primarily by the growth in our China Sourcing Fairs exhibitions revenue. Our Online and Other Media Services revenue grew by $16 million or 16% to $113.1 million during the year ended December 31, 2006, as compared with $97.1 million during the year ended December 31, 2005 due to a 29% growth in our China market and the growth in our Hong Kong, South Korea and USA markets, off-set by a decline in some of our other markets during the year ended December 31, 2006. China represented 53% of Online and Other Media Services revenue during the year ended December 31, 2006 compared to 48% during the year ended December 31, 2005. Our Exhibitions revenue grew from $14.3 million during the year ended December 31, 2005 to $42.1 million during the year ended December 31, 2006, a growth of 194%, due mainly to growth in revenue of our China Sourcing Fairs during the year 2006.

          We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 50% during the year ended December 31, 2006 compared to year ended December 31, 2005 due to growth in our China Sourcing Fairs revenue and Online and Other Media Services revenue. China accounted for 53% of total revenue during the year ended December 31, 2006 compared to 50% of total revenue during the year ended December 31, 2005. We expect revenue from China as a percentage of total revenue to continue to grow and China overall revenue to continue to grow.
          Our objective is to be the preferred provider of essential information and integrated marketing solutions in the markets we serve. Our primary strategy to achieve this objective is by serving industry sectors with each of online, trade publication and trade show media. This range of media enables suppliers to reach their prospective markets in multiple ways.
          Our growth strategy has six key components: continue to expand in China; expand our trade show business; develop new or related verticals; cross-sell services to existing customers; develop Global Sources Direct; and seek acquisitions, joint ventures and alliances.
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Continue to Expand in China. We are expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve.

•
Expand Trade Show Business. We are focused on expanding our trade show business and in particular our China Sourcing Fairs. Throughout 2005 and 2006, substantial progress was made in establishing trade shows as a significant addition to our online and print media – and in building the foundation to operate a much larger trade show business. We are also considering shows for new product categories and shows in new locations, such as a new China Sourcing Fair scheduled to be held in Dubai in 2007.

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Develop New or Related Verticals. We continue to develop new and related verticals. We launched two new verticals last year: Garments & Textiles and Auto Parts & Accessories. In 2006, we launched Electronic Design – China, the online website of which was launched in January and first print magazine of which was launched in March, and we recently launched a magazine and online marketplace titled Baby & Children’s Products. During the first two months of 2007, we launched two spin-offs from our Gifts & Home Products vertical: Gifts & Premiums and Home Products, the websites of which were launched in January 2007 and the magazines in February 2007. We are planning to launch a spin-off from our Electronics vertical: Security Products in April 2007.

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Cross-Sell Services to Existing Customers. We see significant potential to convince more of our online marketplace and trade publication customers to also exhibit in our trade shows; and to convince more of our trade show exhibitors to also become customers of our online marketplaces and trade publications.

•
Develop Global Sources Direct. In 2006, the focus includes expanding and training the sales team, adding products to the website, expanding online marketing and developing the systems required to sell to multiple countries.

•
Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals and maintain and achieve market-leading positions. Specific objectives include: gaining greater penetration into existing or adjacent industry sectors, expanding into new industry sectors, and gaining access to a larger number of potential users. For example, in the year 2006, we have acquired an approximate 13.09% equity stake in HC International, Inc., and we are evaluating the potential exercise of our option to increase our equity stake in HC International, Inc. by a further 35.05% approximately. Further details of this investment are set out elsewhere in this document.

          At the core of our strategy is one basic goal: to steadily increase the usage of our media. As we do this, we expect to increase the size and loyalty of the communities we serve. Our belief is that as our community of active buyers increases, our products and services become increasingly attractive to suppliers. As the number of buyers and sellers using our products and services grows, our offerings become incrementally more attractive to additional buyers and sellers, which we believe should drive revenue growth through further adoption of our online, publication and trade show products and services.
Operating expenses
          Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. Commission expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.
          Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $9.2 million during the three months ended December 31, 2005 to $15.5 million during the three months ended December 31, 2006, an increase of 68% due mainly to increase in sales commission resulting from an increase in revenue and increases in sales marketing costs and sales promotions for exhibitions.
          Sales costs increased from $34.4 million during the year ended December 31, 2005 to $50.4 million during the year ended December 31, 2006, due to increase in sales commissions as a result of increase in revenue and increases in sales marketing costs and sales promotions for exhibitions.
          Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
          Event production costs increased from $2.0 million during the three months ended December 31, 2005 to $9.2 million during the three months ended December 31, 2006 as our China Sourcing Fairs events held in October 2006 in Hong Kong were much larger events compared to our last year’s China Sourcing Fairs events held in Shanghai, resulting in a substantial increase in venue rental, booth construction and other event organizing costs. In addition, the exhibition venue in Hong Kong was more expensive compared to venues in Shanghai.

     Event production costs increased from $3.9 million during the year ended December 31, 2005 to $18.4 million during the year ended December 31, 2006, as our China Sourcing Fairs events held in year 2006 in Hong Kong were much larger events compared to our last year’s China Sourcing Fairs events held in Shanghai, resulting in a substantial increase in venue rental, booth construction and other event organizing costs. In addition, the exhibition venue in Hong Kong was more expensive compared to venues in Shanghai.
     Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
     Community costs increased from $6.8 million during the three months ended December 31, 2005 to $8.2 million during the three months ended December 31, 2006, an increase of 21%. This increase was due mainly to increase in paper costs, printing charges and promotion costs for our exhibition events. In addition, we increased our participation in third party trade shows to promote our products and services to buyer community. We also incurred promotions for our online services and magazine subscriptions and these are expensed as incurred. As a result of increase in these activities we recorded an increase in payroll costs and travel costs.
     Community costs increased from $20.7 million during the year ended December 31, 2005 to $24.9 million during the year ended December 31, 2006, an increase of 20% due mainly to increase in Paper costs, printing charges and promotion costs for our exhibition events. We also incurred promotions for our online services and magazine subscriptions and these are expensed as incurred. As a result of increase in these activities we recorded an increase in payroll costs and travel costs.
     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $9.3 million during the three months ended December 31, 2005 to $10.6 million during the three months ended December 31, 2006, an increase of 14%, due mainly to the increases in fees paid to consultants, content management services costs, marketing costs, information technology services costs, depreciation on office furniture and depreciation on leasehold improvements of the new office premises that we purchased during the year 2005.
     General and administrative costs increased by 12% from $34.7 million during the year ended December 31, 2005 to $38.9 million during the year ended December 31, 2006, due mainly to increases in fees paid to consultants, content management services costs, marketing costs, information technology support services costs, depreciation on office furniture, depreciation on new office premises that we purchased during the year 2005 and depreciation on leasehold improvements there on and payroll costs.
     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services increased by 10% from $1.0 million during the three months ended December 31, 2005 to $1.1 million during the three months ended December 31, 2006 due mainly to increases in depreciation costs and internet communications costs and fees paid to third parties.
          Online services development costs to fund the updating and maintenance of our online services increased from $4.2 million during the year ended December 31, 2005 to $4.5 million during the year ended December 31, 2006 due mainly to increases in depreciation costs and internet communications costs.
          Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan. The total non-cash compensation expense, resulting from the ECP recorded by us during the three months ended December 31, 2006 was $1.2 million compared to $0.6 million recorded during the three months ended December 31, 2005. The increase is due mainly to re-measurement of equity compensation expense based on our prevailing share price and new share awards during the first half of year 2006.
          The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan, recorded by us increased from $1.9 million during the year ended December 31, 2005 to $4.1 million during the year ended December 31, 2006. The increase was a result of the re-measurement of equity compensation expense based on our prevailing share price and new share awards during the first half of year 2006.
          The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.
          Amortization of software cost. Amortization of software cost was $0.3 million during the three months ended December 31, 2006 and during three months ended December 31, 2005.
          Amortization of software cost was $1.3 million during the year ended December 31, 2006 and during the year ended December 31, 2005.
          Income From Operations. The total income from operations during the three months ended December 31, 2006 was $7.4 million as compared to $3.9 million during the three months ended December 31, 2005. The growth in total income from operations resulted mainly from growth in revenue off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs. Income from operations for online and other media services increased from $4.1 million during the three months ended December 31, 2005 to $8.0 million during the three months ended December 31, 2006, resulting from increase in online and other media services revenue off-set partially by increases in sales costs, community costs, general and administrative costs and online services development costs.
          The total income from operations during the year ended December 31, 2006 was $18.1 million compared to $12.9 million during the year ended December 31, 2005. The growth in total income from operations was mainly due to increase in revenue and a decline in amortization of software costs off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs. Income from operations for online and other media services grew from $13.5 million during the year ended December 31, 2005 to

$21.9 million during the year ended December 31, 2006, a growth of 62%. The growth resulted mainly from growth in online and other media services revenue and decline in amortization of software costs, off-set partially by increases in sales costs, community costs, general and administrative costs and online services development costs.
          Gain on Sale of Available-for-sale Securities. We recorded an interest income of $1.5 million arising mainly from available-for-sale securities during the three months ended December 31, 2006 compared to a gain of $0.4 million and an interest income of $0.7 million during the three months ended December 31, 2005.
          We recorded a gain of $0.3 million arising from sale of available-for-sale securities and interest and dividend income of $4.8 million arising mainly from available-for-sale securities during the year ended December 31, 2006 compared to a gain of $1.0 million and interest and dividend income of $1.3 million during the year ended December 31, 2005.
          Gain on Sale of shares to minority shareholder and interest income thereon. During the three months ended December 31, 2006, we recorded a gain on sale of shares to minority shareholder and related interest income amounting to $6.0 million and $1.9 million respectively as the loan and interest contingencies were resolved in the current year. (Please see “Liquidity and Capital Resources” section.)
          Income Taxes. We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore and China and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.
          We reported a tax provision of $0.3 million during both the three months ended December 31, 2006 and the three months ended December 31, 2005.
          We reported a tax provision of $0.9 million during the year ended December 31, 2006 and $0.8 million during the year ended December 31, 2005.
          Cumulative effect of change in accounting principle. During the year ended December 31, 2006, we have recorded a credit to expenses of $0.3 million resulted from the cumulative effect of change in accounting principle, upon adoption of SFAS No.123(R) with effect from January 1, 2006.
          Net Income. Net income was $15.3 million during the three months ended December 31, 2006, compared to $4.5 million during the three months ended December 31, 2005. The growth in net income resulted from growth in revenue, increase in interest and dividend income, gain on sale of shares to minority shareholder and interest income thereon off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs, foreign exchange losses, share of profits attributable to a minority shareholder during the third quarter of 2006, decline in gain on sale of available-for-sale securities and loss on investment.
          Net income was $27.9 million during the year ended December 31, 2006, compared to a net income of $13.4 million during the year ended December 31, 2005. The growth in net income was mainly due to growth in revenue, increase in interest and dividend income, gain on sale of shares to minority shareholder and interest income thereon and decline in amortization of software costs, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs, foreign exchange losses, tax provision, share of profits attributable to a minority shareholder, a decline in gain on sale of available-for-sale securities and loss on investment.
Liquidity and Capital Resources
          We financed our activities for the year ended December 31, 2006 using cash generated from our operations.
          Net cash generated from operating activities was $35.7 million during the year ended December 31, 2006, compared to $35.6 million cash generated from operating activities during the year ended December 31, 2005. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
          Advance payments received from customers were $63.8 million as of December 31, 2006, compared to $53.0 million as at December 31, 2005, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections generally are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.
          Receivable from sales representatives increased from $5.7 million as of December 31, 2005 to $13.2 million as of December 31, 2006 due to the growth in our China business and our exhibitions business. Though the receivable from sales representatives may decline in near future as the collections are transferred to our bank account, we expect the receivable from sales representatives to slightly increase in the long term due to expected growth in our China business and our Exhibitions business.
          We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.
          Net cash used in investing activities was $105.2 million during the year ended December 31, 2006, resulting from the net purchases of available-for-sale securities of $103.2 million and $4.9 million cash used for capital expenditures mainly for computers, software, office furniture, leasehold improvements and software development off-set partially by $2.7 million net proceeds from sale of shares to minority shareholder, interest received thereon and repurchase of share dividends from minority shareholder and $0.2 million proceeds from matured bonds. Net cash used in investing activities during the year ended December 31, 2005 was $20.9 million, resulting from net purchase of available-for-sale securities of $13.8 million and $7.3 million cash used for capital expenditures mainly on office premises, for computers, softwares, leasehold improvements, office furniture and software development off-set partially by $0.2 million proceeds from matured bonds.
          We invest our excess cash in available-for–sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business. The majority of the available-for-sale securities have maturities of less than six months.
          Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. As a result, during the year ended December 31, 2006 we bought available-for-sale securities of $532.0 million and sold available-for-sale securities of $428.8 million so as to realize the gain of $0.3 million. The net purchase of available-for-sales securities of $103.2 million was mainly from the cash on hand at the beginning of the year and the cash we generated from our operations during the year.
          We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.
          Net cash generated from financing activities was $0.4 million during the year ended December 31, 2006, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $38.4 million during the year ended December 31, 2005, resulting from $38.3 million proceeds from the issue of common shares, net of share issue expenses and $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan.
          On March 23, 2005 we issued 3,000,000 common shares of par value $0.01 at US$13.50 per share. The total proceeds received from this issue was approximately $38.3 million, net of the offering expenses of $2.2 million. Out of the total proceeds, $0.03 million was included in the common share capital and the balance approximately $38.27 million was included in additional paid in capital.
          We intend to use the net proceeds from the sale of the common shares of approximately $38.3 million after deducting placement agency fees and expenses, for working capital, general corporate purposes and strategic acquisitions.
          We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2006, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2006, such guarantee amounted to $0.003 million.
          We recorded a full valuation allowance for the deferred tax assets of $6.0 million as at December 31, 2006 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
          During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2006, we paid $13.9 million under these agreements. The amounts paid will be expensed when the related events are held.
          We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over five years. As of December 31, 2006, we paid $2.7 million under these agreements.
          In August 2005, one of our subsidiaries, eMedia Asia Limited (“eMedia”) entered into an agreement with Penton Media Inc, (“Penton”) to publish and distribute, in certain Asian territories, local language editions of Penton’s

“Electronic Design” publication, relating to the electronic design industry. The first such edition to be launched is a simplified Chinese edition in mainland China entitled “Electronic Design-China”, the online website of which was launched in January 2006, and the first monthly issue of which was launched in March 2006. Under the agreement eMedia pays Penton forty per cent of the net after-tax profits of the business and also an annual content license fee for usage of Penton’s editorial material.
          On March 6, 2006, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 15, 2006 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 17, 2006. In addition, we have reclassified $0.035 million and $0.035 million from additional paid in capital to common share capital as of December 31, 2005 and 2006, respectively in connection with the bonus share issue.
          HC International, Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. On May 24, 2006, our wholly-owned subsidiary Trade Media Holdings Limited (“TMH”), IDG Technology Venture Investment, Inc. (“IDGVC”) and International Data Group, Inc. (“IDG”) entered into a conditional sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which IDGVC agreed to transfer 47,858,000 shares or 10% of the issued share capital of HC International, being part of its shareholding interests in HC International, to TMH at a consideration of approximately $9.9 million or approximately $0.2063 per share, of HC International (the “HC Share(s)”), which is subject to adjustment to approximately $13.9 million or approximately $0.2896 per HC Share (the “HC Share Transfer”), if and when HC International achieves a certain benchmark with reference to the HC International group’s performance during the Option Period (as defined below) or upon completion of the sale and purchase of the Option HC Shares (as defined below). IDG, being the sole shareholder of IDGVC, agreed to guarantee the due and punctual discharge by IDGVC of its obligations under the Sale and Purchase Agreement.
          We announced the completion of the above transaction via our press release dated June 21, 2006. As of December 31, 2006 we own, together with 5,916,000 HC Shares owned by us prior to the Sale and Purchase Agreement (which represent approximately 1.24% of the issued share capital of HC International) and 8,878,000 HC Shares purchased by us after the completion of the Sale and Purchase Agreement (which represent approximately 1.87% of the issued share capital of HC International), an approximate 13.09% total equity interest in HC International. On August 1, 2006 HC International appointed our Chief Operating Officer, John Craig Pepples, as a non-executive director on the board of directors of HC International and subsequently Beijing Huicong International Information Co., Ltd. appointed him as a non-executive director on the board of directors of Beijing Huicong International Information Co., Ltd.
          TMH also entered into a call options deed (the “HC Options Deed”) with IDGVC, Guo Fansheng (“Guo”) and others which include certain members of the senior management of HC International (the “Option Grantors”), pursuant to which each of the aforesaid Option Grantors agreed to grant to TMH, (i) a right (the “HC Options”) exercisable during the 12-month period from June 21, 2006, the date of the completion of the Sale and Purchase Agreement (the “Option Period”), to purchase all, but not in part only, of the 167,722,814 HC Shares owned by the respective parties (representing approximately 35.05% of the entire issued share capital of HC International) and any HC Shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 Option HC Shares) are exercised, which together amount to a maximum of approximately 35.61% of the entire issued share capital of HC International

(the “Option HC Share(s)”) at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price not less than approximately $0.2896 per Option HC Share, during the Option Period. Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, entered into a call option deed (the “Beijing Huicong Option Deed” and together with the HC Options Deed, the “Option Deeds”) with TMH, pursuant to which Huicong Construction agreed to grant to TMH a right (the “Beijing Huicong Option” and together with the HC Options, the “Options”) exercisable during the Option Period, to purchase (or to nominate a subsidiary of TMH to purchase) from Huicong Construction its entire 18% equity interest (“Beijing Huicong Equity Interest”) in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), a 82% indirect subsidiary of HC International, at an aggregate exercise price of approximately $31.9 million.
          The HC Options and the Beijing Huicong Option are inter-conditional. The sale and purchase of the Beijing Huicong Equity Interest is subject to confirmation from the Securities and Futures Commission (“SFC”). If the SFC’s confirmation is not forthcoming, the sale and purchase of the Beijing Huicong Equity Interest will not be completed but TMH may proceed with the completion of the sale and purchase of the Option HC Shares.
          Pursuant to the terms of the Beijing Huicong Option Deed and subject to the completion of the sale and purchase of the Beijing Huicong Equity Interest, Huicong Construction will also be required to transfer or assign its licenses and related contracts in relation to the provision of internet information and content services in the People’s Republic of China to a TMH-nominated company, but pending such transfer or assignment, Huicong Construction has agreed to continue to provide services in relation to the internet content provider license to Beijing Huicong in the same manner and on the same terms as currently agreed.
          The exercise and completion of the HC Options by TMH, if materialized, will result in a change in control of HC International (as our aggregate shareholding in HC International will increase from approximately 13.09% to a maximum of approximately 48.14%) and will trigger an obligation on the part of TMH to make a general offer in compliance with Rule 26 of the Hong Kong Code on Takeovers and Mergers to acquire all the issued HC Shares (other than those already owned by TMH or parties acting in concert with it).
          We have recorded $14.5 million being approximately 13.09% equity interest in HC International at fair value based on the closing share price of HCI, as at December 31, 2006, of $0.23148 per share, as available-for-sale securities in our financial statements as at December 31, 2006. The unrealized market gain of $2.3 million has been credited to accumulated other comprehensive income, shown under shareholders’ equity.
          As a part of this transaction, we also acquired the following as mentioned in the above paragraphs:
(i)	The HC Options & the Beijing Huicong Option.
(ii)	The option to acquire the licences and related contracts in relation to the provision of internet information and content services held by Huicong Construction
          In addition, we have a contingent payable, subject to HC International achieving a certain benchmark with reference to the HC International group’s performance during the option period as stated in the above paragraphs.

          The options were recorded as a current asset in the Company’s balance sheet and the contingent payable was recorded as a liability as at acquisition date.
          As the option was out of money and the likelihood of the payment of the contingent liability is remote due to the reported losses of the HCI subsequent to the date of transaction, we have recorded full impairment charge relating to the option assets and have written off the contingent payable in our financial statements as of December 31, 2006, the net of which was $0.7 million.
          In 2000, our wholly-owned subsidiary, Trade Media Holdings Limited (“TMH”), entered into an agreement with United Business Media B.V. (which subsequently changed its name to United Professional Media B.V.) (“UPM”), to set-up a Barbados corporation (eMedia Asia Ltd.) to provide new technology content, media and e-commerce services to the electronics technology market in Asia.
          TMH holds a 60.1% controlling equity interest in eMedia Asia Ltd., and we consolidate the results of eMedia Asia Ltd.’s operations.
          The remaining 39.9% equity interest in eMedia Asia Ltd. was held by UPM, and as part of obtaining its 39.9% equity interest, UPM committed to pay $6.0 million and interest thereon to TMH upon the payment of specified future dividends of eMedia Asia Ltd. (“Loan”). The Loan was secured by a charge in favour of TMH over 199 common shares of eMedia Asia Ltd. held by UPM (“Charge”).
          Pursuant to an internal restructuring within UPM’s group, UPM’s 39.9% interest in eMedia Asia Ltd. and associated obligations (including those under the Loan and Charge) were novated and assigned first to UPM’s related company United Information Group B.V. (“UIG”) in September 2003, and then subsequently by UIG to another related company UBM Asia B.V. (“UBM Asia”) in October 2003.
          Under the laws of the country of incorporation of eMedia Asia Ltd, a company is not allowed to pay cash dividends as long as it has retained losses. No dividends have been declared by eMedia Asia Limited, and accordingly the Loan was not paid in prior years. Due to the contingent nature of the Loan payment, the Company did not record in its prior years’ balance sheet the Loan receivable of $6.0 million due from UPM/UIG/UBM Asia and no interest income was accrued as at December 31, 2005.
          eMedia Asia Ltd. had excess reserves of cash as it is not allowed to pay cash dividends. In October 2006, approval of the board of directors and the shareholders of eMedia Asia Ltd. were obtained for distribution of the excess cash in eMedia Asia Ltd. to shareholders of eMedia Asia Ltd., by way of a one-for-one issue of new shares (as share dividends) and then a purchase back by eMedia Asia Limited of those share dividends and a consequent reduction of its share capital.
          Pursuant thereto, eMedia Asia Ltd. completed the issuance of 1,000 shares to its shareholders as share dividends, the subsequent purchase of those 1,000 shares (at a price of $13,000 per share) and distribution of the total amount of $13.0 million to its shareholders by way of a share purchase dividend, and the reduction of its share capital through the cancellation of those 1,000 purchased shares.

          UBM Asia also fully re-paid the Loan principal of $6.0 million and the $1.9 million interest thereon to TMH. The Loan and Charge were consequently discharged. We recorded the $1.9 million interest received and the $6.0 million principal received as a gain on sale of shares to minority shareholder and interest income thereon during the quarter ended December 31, 2006 as the contingency was resolved and the full payment has been received.
          We have no bank debt as at December 31, 2006.
          We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.
          On March 5, 2007, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 16, 2007 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about April 16, 2007. All common shares and per-share amounts in the consolidated financial statements have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, we have reclassified $0.038 million and $0.038 million from additional paid in capital to common share capital as of December 31, 2005 and December 31, 2006 respectively, in connection with the bonus share issue.
          In March 2007, one of our subsidiaries entered into a number of venue license agreements for its exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party.
          During the first quarter of 2007, we entered into a letter of intent, followed by a purchase agreement, to purchase approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million, out of which a total down-payment of approximately $0.09 million has been made, with the total remaining balance of approximately $6.91 million being payable in or around April 2007. Delivery of the office space to us is expected to be completed in or around April 2007.
Recent Accounting Pronouncements
          In the following paragraphs, we have disclosed the effect of the following recent accounting pronouncements that are applicable to us:
(i)	Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”)
          We are currently evaluating whether the adoption of the following recent accounting pronouncements have any impact on our consolidated financial statements:
(i)	EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).

(ii)	FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.

(iii)	SFAS No. 157, “Fair Value Measurements.”

(iv)	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including and amendment of FASB Statement No. 115.”
The above recent accounting pronouncements are discussed in detail below:
          In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-3 provides guidance on presentation of any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer. As per EITF 06-3, the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of taxes in interim and annual financial statements for each period for which income statement is presented if these amounts are significant. The EITF 06-3 guidance is applicable to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. We are currently evaluating whether the adoption of EITF 06-3 has any impact on our consolidated financial statements.
          In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adoption FIN 48 will be recorded in retained earnings and other accounts as applicable. We are currently evaluating whether the adoption of this Interpretation has any impact on our consolidated financial statements.
          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). We are currently evaluating whether the adoption of SFAS No. 157 has any impact on our consolidated financial statements.
          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.

SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 has any impact on our consolidated financial statements.
          In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) which provides guidance on how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. In the current year, we have corrected unadjusted differences (which are not material to each of the individual years in which they occurred) pertaining to the years 2000 to 2005 in the non-cash compensation expenses relating to share awards under its Employee Equity Compensation Plans. These differences arose from the incorrect application of attribution method and in the classification of share awards between employees and non-employees. Accordingly, we have recorded the prior years’ cumulative non-cash compensation expenses of $1.9 million against our opening retained earnings and the corresponding credit is taken to additional paid in capital in accordance with SAB 108. There is no income tax impact resulting from this adjustment.
Qualitative and Quantitative Disclosures about Market Risk
          We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.
          This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar and the Chinese currency, which is informally pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.
          During the year ended December 31, 2006 and the year ended December 31, 2005, we have not engaged in foreign currency hedging activities.
          In the year ended December 31, 2006 and the year ended December 31, 2005, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements Disclaimer
          Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
          These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
          In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
          If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.